EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges
(UNAUDITED)

Atlas Energy Resources, LLC
(amounts in thousands except ratios)

	Nine Months Ended
	September 30,
	2008

Earnings:
Net income	$114,082
Fixed charges	44,991
Minority interest	48
Income from equity investee	(171)
Interest capitalized	(2,012)
Amortization of previously capitalized interest	109
Total	$157,047

Fixed Charges:
Interest cost and debt expense	$42,666
Interest allocable to rental expense(1)	313
Interest capitalized	2,012
Total	$44,991

Ratio of Earnings to Fixed Charges	3.49	x

(1)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.